EXHIBIT 12.1
ALLIED WASTE INDUSTRIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
Interest expenses	$530,799	$528,409	$605,138	$728,218	$841,896
Interest capitalized	17,605	14,497	12,958	15,746	20,622

Total interest	548,404	542,906	618,096	743,964	862,518
Interest component of rent expense	11,505	6,360	6,982	8,169	8,552
Non-cash conversion of Series A preferred stock	—	—	—	893,092	—
Dividend expense	77,420	96,118	48,458	172,047	142,888

Total fixed charges	$637,329	$645,384	$673,536	$1,817,272	$1,013,958

Earnings:
Income from continuing operations before income taxes	$399,473	$327,485	$127,490	$201,862	$365,837
Plus: fixed charges	637,329	645,384	673,536	924,180	1,013,958
Less: interest capitalized	(17,605)	(14,497)	(12,958)	(15,746)	(20,622)
Less: dividend expense	(77,420)	(96,118)	(48,458)	(172,047)	(142,888)

Total earnings	$941,777	$862,254	$739,610	$938,249	$1,216,285

Ratio of earnings to fixed charges and preferred stock dividends (A)	1.5	1.3	1.1	*	1.2

Ratio of earnings to fixed charges	1.7	1.6	1.2	1.2	1.4

*	Earnings were insufficient to cover fixed charges, preferred stock dividends and non-cash conversion of Series A preferred stock by $879.0 million and $292.9 million in 2003 and 2001, respectively.
(A) Dividend expense is grossed up for taxes based on the Company’s effective tax rate. During 2001, the Company’s effective tax rate was 83.6%, which deviates from the statutory tax rate primarily due to non-deductible portion of goodwill amortization. Effective January 1, 2002, in accordance with SFAS 142, goodwill is no longer amortized. If goodwill amortization had not been recorded, earnings would have been insufficient to cover fixed charges and preferred stock dividends by $66.2 million in 2001.